UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-27115

CUSIP Number: 69325Q105

(Check One): :	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PCTEL, Inc.

Full name of registrant

Former name if applicable

471 Brighton Drive

Address of principal executive office (Street and number)

Bloomingdale, Illinois 60108

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.):

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EXPLANATION

On July 9, 2012, PCTEL, Inc. (the “Company”) completed the acquisition of substantially all of the assets and the assumption of certain specified liabilities of TelWorx Communications LLC, TelWorx U.K. Limited, TowerWorx LLC and TowerWorx International, Inc. (collectively referred to below as the “TelWorx Entities”), as more fully described in the Company’s Current Report filed on Form 8-K with the Securities and Exchange Commission (“SEC”) on July 13, 2012 (the “Original 8-K”). Pursuant to a Form 8-K/A filed with the SEC on September 24, 2012, the Company amended the Original 8-K to provide the financial statements of the business acquired and pro forma financial information related to the acquisition as required by Items 9.01(a) and 9.01(b) of Form 8-K. Pusuant to another Form 8-K/A filed with the SEC March, 12, 2013, the Company amended the Company’s Original 8-K, as previously amended, in order to disclose certain errors uncovered by the Company related to the previously filed financial statements of the TelWorx Entities. Additionally, in that filing the Company disclosed that it had discovered accounting irregularities in its acquired operations related to improperly recognized revenue during the three months ended September 30, 2012, which the Company determined were immaterial to its condensed consolidated financial statements. The irregularities caused the Company to perform an investigation through ouside legal counsel, which was time consuming, and has complicated the Company’s process of performing its provisional accounting for the fair value of the TelWorx Entities at the acquisition date, as well as its annual goodwill impairment test. The level of activity required to accomplish these requirements and the time required for the independent audit of the registrant’s financial statements has resulted in the need to delay the filing of the registrant’s annual report on Form 10-K for the year ended December 31, 2012 beyond the prescribed filing date. The registrant currently anticipates that it will be able to file its completed annual report on Form 10-K no later than April 2, 2013.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John W. Schoen, Chief Financial Officer	(630)	372-6800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). : Yes

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? : No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PCTEL, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 18, 2013	By:	/s/ John W. Schoen
		Name:	John W. Schoen
		Title:	Chief Financial Officer